

Mail Stop 7010

April 17, 2008

General Steel Holdings, Inc.
Attention: Mr. Zuosheng Yu, Chairman and Chief Executive Officer
c/o Howard H. Jiang, Esq.
Baker & McKenzie LLP
1114 Avenue of the Americas
New York, New York 10036

Re: General Steel Holdings, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed April 9, 2008
File No. 333-149217

Dear Mr. Zuosheng Yu:

We have reviewed your filing and have the following comments.

The Offering, page 18

1.   We note your response to comment 13 in our letter dated March 11, 2008; however, the 38,368,929 total reflected in the filing does not reconcile with the 38,452,197 amount stated in your response letter. Please reconcile.

Selling Shareholders, page 19

2.   We note your response to comment 2 in our letter dated March 11, 2008. Please also disclose the dollar amount of each payment related to the maximum interest, redemption and liquidated damage payments to the selling shareholders.

3.   We note your response to comment 17 in our letter dated March 11, 2008 and in particular that Heights Capital Management, Inc. has the discretionary authority to vote and dispose of the shares held by Capital Ventures International. Please identify the natural person or persons at Heights Capital Management, Inc. who exercise the sole or shared voting and/or dispositive powers with respect to the shares to be offered by Capital Ventures International.

Compensation Discussion and Analysis, page 29

4.   Please revise your compensation discussion and analysis disclosure to address the following points:

- Please clarify what you mean when you refer to "your vision" and describe how it relates to your compensation practices for your executive officers.

- Please explain why you believe your chief executive officer and your chief financial officer are "properly incentivized" and, in particular, please elaborate on what you mean by "the possibility of higher compensation in the future."

- Please explain what role your corporate performance plays in the process of setting compensation for your executive officers.

<u>Exhibit 5 – Legal Opinion</u>

5.   Please update the legal opinion to reflect the reduced number of shares being registered and that only the selling shareholders, not the company, are selling shares. The opinion should also be revised to reflect that "when issued and sold in accordance with and in the manner described in the registration statement" (or words to that effect), the shares will be legally issued, fully paid and non-assessable In addition, please clarify that Dennis Brovarone is providing the opinion in his capacity as legal counsel to the company.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Dieter King at (202) 551-3338 or Brigitte Lippmann at (202) 551-3713 with any questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Howard H. Jiang, Esq. (Via Facsimile 212-310-1682)